ReGen Biologics, Inc.
411 Hackensack Avenue
Hackensack, NJ 07601
(201) 651-5140

May 6, 2010

Via EDGAR transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010
Attn: Joseph G. McCann

Re:	ReGen Biologics, Inc.
Registration Statement on Form S-1
(File No. 333-159557)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), ReGen Biologics, Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-159557) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on May 28, 2009.

The Company is requesting withdrawal of the Registration Statement because it does not believe it will seek to have the Registration Statement declared effective in the near future. Please be advised that no securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company hereby requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please call the undersigned at (201) 651-5140 or David Main at Pillsbury Winthrop Shaw Pittman LLP at (703) 770-7900 with any questions you may have.

Sincerely,

ReGen Biologics, Inc.

By:	/s/ Gerald E. Bisbee, Jr., Ph.D.
Gerald E. Bisbee, Jr., Ph.D.
President, Chief Executive Officer and Chairman of the Board